December 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (269) 961-2517

Gary H. Pilnick
Senior Vice President, General Counsel, and Corporate Development and Secretary
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

> **Re:** **Kellogg Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2007**
> **File No. 001-04171**

Dear Mr. Pilnick:

We have reviewed your response letter dated November 6, 2007, and have the following comments. Please respond to our comments by December 21, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Our Compensation Methodology, page 18

1. We note the responsive disclosure to prior comment 3. You state that the "Committee utilizes an industry survey prepared by Hewitt & Associates to help determine the appropriate level of benefits. The industry survey contains detailed retirement income benefit practices for a broad-based group of consumer products companies extending beyond Kellogg's compensation peer group." Consistent with Item 402(b)(2)(xiv) of Regulation S-K, please identify those companies comprising the "broad-based group of consumer products companies."

<u>Annual Incentives, page 21</u>

2.   We note your response to our prior comments 8 and 9, and we reissue the comments with respect to the targets for 2006. Please also note that this comment applies to your response to our prior comment 7, as it concerns the targets. You state that you use corporate and individual performance targets and goals in setting annual incentives. You do not provide adequate analysis explaining the basis for believing that the disclosure of the targets will result in competitive harm. You state that if the targets are disclosed, "such information could be utilized by the Company's competitors for their strategic planning and business decision-making." However, it appears that any information, including publicly available information, could have that effect and, therefore, that the targets and goals you seek to omit could be no more harmful than the publicly available information. Please disclose the targets or supplementally provide a more detailed analysis of the basis for competitive harm.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor